AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

RECEIVED
2004 OCT 18 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 September 2004

04045549

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

SUPPL

Attention: Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

10/19

\\NSYNW02\DATA\DATA\GROUPS\Company Secretary\Securities Commission USA\Lodgement Letter 30 09 04.doc

RECEIVED
2004 OCT 18 A 10: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Issues Raised and Reported to the ASX

Period 1 September 2004 – 30 September 2004 (inclusive)

8 September 2004	Change of Director's Interest Notice x7
9 September 2004	Appendix 3B – Long Term Incentive Plan
17 September 2004	Proxy Form
17 September 2004	Notice of Annual General Meeting
17 September 2004	Full Financial Report 2004
17 September 2004	Concise Annual Report
27 September 2004	Appendix 3B – New Issue
29 September 2004	Change of Director's Interest Notice (x6)
30 September 2004	Green Power for WA

RECEIVED
2004 OCT 18 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**D C K ALLEN**
Date of last notice	**13 NOVEMBER 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	54,643
Class	ORDINARY
Number acquired	13,918
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	68,561
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

1162367

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**SIR RONALD BRIERLEY**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	45,127
Class	ORDINARY
Number acquired	16,509
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	61,636
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**A B DANIELS**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	15,166
Class	ORDINARY
Number acquired	9,441
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	24,607
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**C J HEWSON**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	26,782
Class	ORDINARY
Number acquired	15,408
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	42,190
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M R G JOHNSON**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	139,883
Class	ORDINARY
Number acquired	25,571
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	165,454
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**G J REANEY**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 SEPTEMBER 2004
No. of securities held prior to change	46,646
Class	ORDINARY
Number acquired	19,999
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	66,645
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**G J W MARTIN**
Date of last notice	**26 SEPTEMBER 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 SEPTEMBER 2004
No. of securities held prior to change	529,328
Class	ORDINARY
Number acquired	18,417
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.33
No. of securities held after change	547,745
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL LONG-TERM INCENTIVE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

RECEIVED
2004 OCT 18 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**144,275**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

162791

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**NIL**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO** **AGL LONG-TERM INCENTIVE PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1 SEPTEMBER 2004**

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**456,363,991**	**FULLY PAID ORDINARY SHARES**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NO**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**LONG-TERM INCENTIVE AMOUNT DIVIDED BY WEIGHTED AVERAGE MARKET PRICE OF AGL SHARES FOR THE FIVE DAYS UP TO AND INCLUDING ANNOUNCEMENT OF FINAL RESULTS**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**1 SEPTEMBER 2003**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF LONG-TERM INCENTIVE PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**15 SEPTEMBER 2003**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**1 SEPTEMBER 2004**

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

☒

(b) All other securities

☐ Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

Cheque attached

☐

Electronic payment made

☐ Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

☐ Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has

been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: **8 SEPTEMBER 2004**
(Company Secretary)

Print name: **JANE MCALOON**

== == == == ==

+ See chapter 19 for defined terms.

AGL

The Australian Gas Light Company
ABN 95 052 167 405

Proxy Form

1. **Name and address**

☐ *Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)*

To complete this proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

2. **Appointment of proxy**

I/We being a shareholder/s of The Australian Gas Light Company, hereby appoint ☐ *Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting*

or

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Annual General Meeting of The Australian Gas Light Company to be held on 19 October 2004 on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at that Meeting and at any adjournment of that Meeting.

☐ *Mark this box with an 'X' if you are appointing the Chairman of the Meeting*

If two proxies are being appointed, complete the following sentence: This proxy is authorised to

exercise .... votes or .... % of my/our total voting rights.

3. **Voting directions to your proxy**

Your proxy may decide how to vote on any motion, except where specifically directed below.

ORDINARY BUSINESS

	For	Against	Abstain
2 a) To elect Mr M R G Johnson as a director	☐	☐	☐
2 b) To elect Mrs C J Hewson as a director	☐	☐	☐
2 c) To elect Mr M G Ould as a director	☐	☐	☐

SPECIAL BUSINESS

	For	Against	Abstain
3 To approve the acquisition by Mr G J W Martin of rights under the Long-Term Incentive Plan for 30 June 2004	☐	☐	☐

4. **Mark box if not directing your proxy (only relevant to special business)**

The Chairman of the Meeting intends voting in favour of all items of business in relation to undirected proxies.

If you do ***not*** *wish to direct your proxy how to vote, please place a mark in the box.* ☐ *By marking this box, you acknowledge that the Chairman of the Meeting (if he is your proxy) may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.*

5. **Signature(s)**

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
☐	☐	☐
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Date: ....

164559

Instructions for completing this proxy form

1 **Name and address**

This is your name and address as it appears on The Australian Gas Light Company's share register. If this information is incorrect, please make the correction on the form and mark the box. Shareholders sponsored by a broker will need to advise their broker of any changes. **Please note you cannot change ownership of the shares using this form.**

2 **Appointment of proxy**

Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, mark the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting for the time being will be your proxy to vote your shares. Your proxy need not be a shareholder of The Australian Gas Light Company.

You may appoint one or two proxies to attend and vote at the Meeting on your behalf. If you appoint two proxies, the appointment may specify the proportion or number of votes that each proxy may exercise. If the appointment does not specify a proportion or number, each proxy may exercise one-half of the votes in which case any fraction of votes will be disregarded. If you require an additional proxy form, the Company will supply it on request.

3 **Voting directions to your proxy**

You may direct your proxy how to vote on a given item of business by placing a 'X' in one of the three boxes opposite that item. Your proxy may decide whether to vote on any item, except where proxies are required by law or the constitution of the Company to vote or abstain in their capacity as proxies. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the number of shares or percentage you wish to vote in the appropriate box/es. If you do not mark any of the boxes on a given item and your proxy is entitled to vote (see 4 below), your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item may be invalid.

4 **Mark box if not directing your proxy (only relevant to special business)**

If the Chairman of the Meeting is your proxy and you do not direct him how to vote on Item 3 (the item of special business), please mark the box to confirm that the Chairman should vote on your behalf. If you do not mark the box, the Chairman will not be able to vote on Item 3 on your behalf. The Chairman intends to vote undirected proxies in favour of Item 3.

5 **Signature(s)**

You must sign this form in the spaces provided as follows:

Individual Holding:	The Shareholder must sign in the box.
Joint Holding:	If shares are held in joint names, all Shareholders must sign in the boxes.
Attorney:	If you are signing as an attorney, the power of attorney must have already been lodged with the Company or, alternatively, a certified copy of it must accompany this proxy form.
Companies:	Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary.

6. **Lodgment of Proxy**

The proxy form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by the Company, at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

(a) posting them in the accompanying reply-paid envelope or posting them to the address on this form;

(b) sending them by fax to the Company's Share Registry on (02) 9921 2465; or

(c) delivering them to the Company's Head Office.

All correspondence to:
The Australian Gas Light Company
Locked Bag 944
North Sydney NSW 2059
Australia

If you do not wish to appoint a proxy
At this Meeting we will be using barcodes to register attending Shareholders in order to reduce delays at the door. It would be appreciated if you would bring the uncompleted proxy form with you to allow prompt registration of your attendance.

AGL

The Australian Gas Light Company
ABN 95 052 167 405

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of the Company will be held at the City Recital Hall, Angel Place, Sydney, on Tuesday 19 October 2004, at 10.30 am.

ORDINARY BUSINESS

1. To receive and consider the Annual Financial Report of the Company and the consolidated entity for the year ended 30 June 2004 and the Reports of the Directors and Auditor.

2. To elect Directors:

(a) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr M R G Johnson, a Director who retires by rotation at the close of the Meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'

(b) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mrs C J Hewson, a Director who retires by rotation at the close of the Meeting in accordance with Clause 58 of the Company's Constitution and being eligible, is re-elected as a Director of the Company.'

(c) To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr M G Ould, a Director who was appointed to a casual vacancy until the close of the Meeting, in accordance with Clause 56 of the Company's Constitution is re-elected as a Director of the Company.'

SPECIAL BUSINESS

3. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That the Company approve the acquisition of rights to acquire up to a maximum of 65,223 Shares in The Australian Gas Light Company in respect of the financial year ended 30 June 2004, by Mr G J W Martin, the Managing Director of the Company, under and in accordance with The Australian Gas Light Company's Long-Term Incentive Plan.'

Head Office
AGL Centre
Cnr Pacific Highway and Walker Street
North Sydney NSW 2060

By Order of the Board

Jane McAloon, Secretary
17 September 2004

164558

NOTE:

(a) For the purpose of the Meeting, the Directors have determined that shares will be taken to be held by persons registered as Shareholders as at 10.30 am on 17 October 2004.

(b) The Company will disregard any votes cast on Resolution 3:

  (i) by any Director of the Company; and

  (ii) any associate of any Director of the Company.

  However, the Company will not disregard a vote if:

  (i) it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

  (ii) it is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote in accordance with the directions on the proxy form to vote as the proxy decides.

(c) A Shareholder who is entitled to attend and cast two or more votes at the Meeting may appoint two proxies. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes, each proxy may exercise half of the votes.

(d) A proxy form and the power of attorney or other authority (if any) under which the proxy form is signed (or a certified copy) must be received by the Company, at least 48 hours before the time for holding the Meeting. Documents may be sent to the Company by:

  (i) posting them in the accompanying reply-paid envelope or posting them to The Australian Gas Light Company, Locked Bag 944, North Sydney, NSW, 2059; or

  (ii) sending them by fax to the Company's Share Registry on (02) 9921 2465; or

  (iii) delivering them to the Company's Head Office.

EXPLANATORY NOTES

SPECIAL BUSINESS

Item 3

Approval of the participation of Mr G J W Martin, the Managing Director of the Company, in the Company's Long-Term Incentive Plan.

The Company has established a Long-Term Incentive Plan (LTIP) as part of its remuneration system for key employees. The aim of the scheme is to drive sustainable and transparent performance by the Company in the long term.

Under the LTIP key employees, that is, those employees who have the capacity to make an impact on the long-term performance of the Company, are identified and rewarded if the Company achieves superior performance over a period of time as determined by the Directors. Participants in the LTIP may be entitled to receive rights to acquire ordinary shares in the Company (Shares) if certain designated performance criteria are met.

If a Participant in the LTIP received rights to acquire Shares under the LTIP, those rights will vest in equal annual instalments over 3 years from the date of the award of the rights. When rights vest, Shares will be allocated to the Participant in satisfaction of those rights. The rights do not attract the benefits of share ownership including dividend or voting entitlements prior to vesting.

Participation by Mr G J W Martin in the LTIP

Under Listing Rule 10.14 of the ASX Listing Rules, a director of a company may only participate in an employee share plan where such participation is approved by an ordinary resolution of the company in general meeting.

Mr Martin having satisfied the designated performance criteria will participate in the LTIP in respect of the financial year ended 30 June 2004. It is proposed in respect of this financial year to grant Mr Martin the right to acquire up to a maximum of 65,223 Shares. Those Shares will vest in equal tranches progressively over the next 3 years. The first tranche would vest within 12 months of Shareholder approval being given.

The following information is provided in compliance with Listing Rule 10.15A of the ASX Listing Rules:

- Under the terms of the LTIP Mr Martin is entitled to acquire up to a maximum of 65,223 Shares which would vest in equal tranches over the next 3 years and no later than 3 years after the meeting.
- Any Shares acquired by Mr Martin will be acquired without cost to him.
- Mr Martin is the only person participating in the LTIP whose participation is required to be approved by AGL Shareholders in accordance with Listing Rule 10.14.
- Details of any rights to acquire Shares under the LTIP will be published in each Annual Report of the Company relating to the period in which they have been granted and that approval for the rights to acquire Shares was obtained under Listing Rule 10.14.
- Any additional persons for whom Shareholder approval is required under Listing Rule 10.14 who may become entitled to participate in the LTIP and who are not named in this Notice of Meeting, must not participate in the LTIP until approval is obtained in accordance with Listing Rule 10.14.
- Mr Martin's right to acquire Shares under the LTIP will have effect from the close of this Meeting and will vest progressively over the next 3 years in accordance with the terms of the LTIP.

Directors' View

The Directors (other than Mr Martin who abstained by reason of his interest in the resolution) have resolved that it is in the best interest of the Company for Mr Martin to be permitted to participate in the LTIP and specifically to receive the right to acquire in respect of the financial year ended 30 June 2004, up to a maximum of 65,223 Shares in the capital of the Company to vest in equal tranches over the next 3 years.

Those Directors have also resolved that in their view the overall remuneration of Mr Martin, including Mr Martin's participation in the LTIP, is reasonable having regard to the circumstances of Mr Martin and the Company.

Summary of AGL Long-Term Incentive Plan

Participants

Those employees who have the capacity to make an impact on the long-term performance of the Company may be invited to participate in the LTIP. Entitlement to participate in the LTIP will arise annually.

Performance Standard

The performance standard is the Company's performance set by Directors each year and measured by growth in economic profit. No allocation is made unless an earnings per share increase is achieved. The overall quantum of the LTIP is also subject to a maximum limit.

Right to Acquire Shares

The LTIP will take the form of rights to acquire Shares at an acquisition price determined by the Company. The price will be calculated as the weighted average of the price at which shares were traded on the ASX during the 5 business days up to and including the announcement of the Company's financial results. The acquisition price will be paid by the Company or an associated company for this purpose.

Once an allocation has vested sufficient Shares will be allocated to the Participant to satisfy that allocation.

Losing the Entitlement

If a Participant leaves the employment of the Company or an associated company before the Shares have vested for any reason other than as a result of retirement, ill health or death, the Participant will no longer be entitled to participate in the LTIP and will cease to be entitled to receive any Shares other than those which have already been acquired by the Participant.

Administration

The Directors or a Committee of the Directors will supervise the administration of the LTIP.

Variation of Terms

Subject to the requirements of the ASX Listing Rules from time to time, the Directors may at their discretion, vary the provisions of the LTIP.

Suspension or Termination

The Directors have the right to suspend or terminate the LTIP at any time. Termination of the LTIP does not affect Participants who have become entitled to receive Shares.

Copies of LTIP

Copies of the LTIP are available from the AGL Share Registry upon request at no cost to Shareholders.

RECEIVED
2004 OCT 13 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**SIR RONALD BRIERLEY**
Date of last notice	**2 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	61,636
Class	ORDINARY
Number acquired	3,771
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	65,407

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M G OULD**
Date of last notice	**15 MARCH 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	2,781
Class	ORDINARY
Number acquired	1,406
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	4,187

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**THE AUSTRALIAN GAS LIGHT COMPANY**
ABN	**95 052 167 405**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**G J REANEY**
Date of last notice	**2 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	66,645
Class	ORDINARY
Number acquired	2,175
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	68,820

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M R G JOHNSON**
Date of last notice	**2 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	165,454
Class	ORDINARY
Number acquired	8,983
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	174,437

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**C J HEWSON**
Date of last notice	**2 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	42,190
Class	ORDINARY
Number acquired	2,753
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	44,943

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**A B DANIELS**
Date of last notice	**2 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 SEPTEMBER 2004
No. of securities held prior to change	24,607
Class	ORDINARY
Number acquired	1,267
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13.10
No. of securities held after change	25,874

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

AGL

media release

30 September 2004

More green power for WA with launch of new site at Gosnells

Western Australia's cleaner and greener with today's opening of AGL's $4.5 million landfill gas powered generation site at Gosnells.

Western Australian Deputy Premier and Energy Minister, The Hon Eric Ripper, MLA officially opened the site along with the State Manager of AGL's infrastructure service company, Agility's Garth Borgelt, and City of Gosnells Mayor Patricia Morris, AM JP.

AGL built, owns and operates the landfill gas extraction and generation site at Gosnells, which generates renewable electricity for West Australian energy customers.

The energy plant at Gosnells was commissioned late last year and is expected to initially generate about 15.7 million kilowatts of renewable electricity per annum. This is enough electricity to power 3000 homes.

The Gosnells facility will also annually offset some 16,000 tonnes of CO2 emissions that would have been produced by traditional electricity generation. In addition a further 70,000 tonnes of C02 emissions will be abated because of the combustion of landfill gas used to generate electricity.

AGL Managing Director Greg Martin said the facility would benefit the state by adding power to the electricity grid and contributing to the reduction of greenhouse gas emissions.

"AGL's involvement in this project is part of our commitment to ensure a cleaner future through the reduction of harmful greenhouse gas emissions," Mr Martin said.

Since 2000, AGL's landfill extraction projects in New South Wales, Victoria and Western Australia have successfully reduced greenhouse gas emissions by more than 110,000 tonnes.

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

Mr Martin added that the emissions reduction from the Gosnells' project was the equivalent of planting more than 10,000 hectares of trees or removing approximately 24,000 cars from the road per annum.

The project is supported by the City of Gosnells' Corporate Greenhouse Action plan. It forms part of the council's greenhouse gas emissions strategy to harness and utilise biogas following the closure of the Kelvin Road Waste Disposal Site.

AGL will carry out further augmentation works at the site next month to optimise the generation capacity of the facility.

"AGL will also work closely with the council to further develop the site in the future," Mr Martin said.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

print close

AGL

media release

AGL boosts renewable energy portfolio in WA

The Australian Gas Light Company (AGL) today announced it would purchase up to 50 per cent of the Renewable Energy Certificate (REC) output of Western Australia's largest wind farm to be built at Walkaway near Geraldton in the Shire of Greenough.

Construction on the 54 turbine, $200 million project is scheduled to begin next month by owner and project developer Renewable Power Ventures and is expected to take 15 months to complete.

The 89.1 megawatt wind farm will generate enough power to supply approximately 60,000 Western Australian households and will save the equivalent of 400,000 tonnes of carbon dioxide emissions annually. The REC output AGL has purchased over the life of the project is equivalent to taking 48,000 cars off the road permanently.

The REC output, secured under long term contract, will be added to AGL's overall REC portfolio allowing AGL to meet its commitments under the Federal Government's Mandatory Renewable Energy Target (MRET) scheme to reduce greenhouse gas emissions.

The project is part of AGL's commitment to environmentally-friendly initiatives through business activities and by providing customers with product choices, which source renewable energy through wind, biomass and landfill projects. These include two land-fill gas extraction sites at Gosnells and Rockingham in WA.

"AGL's growth strategy includes a strong focus on further investment in renewable energy projects," AGL Managing Director Greg Martin said.

"AGL is continuing to examine a range of opportunities to further grow our renewable energy portfolio which may involve direct equity participation in projects as an alternative to contracting output," Mr Martin concluded.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

RECEIVED
2004 OCT 18 A 10: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**36,874**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**NIL**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO AGL LONG-TERM INCENTIVE PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17 SEPTEMBER 2004**

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**456,400,865**	**FULLY PAID ORDINARY SHARES**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NO**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**LONG-TERM INCENTIVE AMOUNT DIVIDED BY WEIGHTED AVERAGE MARKET PRICE OF AGL SHARES FOR THE FIVE DAYS UP TO AND INCLUDING ANNOUNCEMENT OF FINAL RESULTS**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**1 SEPTEMBER 2003** **1 SEPTEMBER 2004**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF LONG-TERM INCENTIVE PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**15 SEPTEMBER 2003** **15 SEPTEMBER 2004**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**17 SEPTEMBER 2004**

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

☒

(b) All other securities

☐ Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has

+ See chapter 19 for defined terms.

been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: **24 SEPTEMBER 2004**
(Company Secretary)

Print name: **JANE MCALOON**

== == == == ==

+ See chapter 19 for defined terms.